

Mail Stop 3720

December 1, 2008

Brian V. Turner
Chief Financial Officer
Coinstar, Inc.
1800 114th Avenue SE
Bellevue, Washington 98004

      Re: **Coinstar, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 29, 2008

             Forms 10-Q for the Quarterly Periods Ended March 31, 2008,
             June 30, 2008 and September 30, 2008.
             File No. 000-22555

Dear Mr. Turner:

      We have reviewed your supplemental response letter dated January 31, 2005 as well as your filing and have the following comments. As noted in our comment letter dated October 30, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 21
Results of Operations, page 26

1.   We note your response to prior comment #2. Since your CEO "focuses on the segment profitability before depreciation and amortization when evaluating [y]our segment performance," expand to discuss in detail each segment's profitability and how the CEO evaluates this when determining the allocation of resources. Please provide us with your proposed disclosure. Refer to FRC 501.06.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director